SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 12b25

                         Commission File Number: 0-22053


                          NOTIFICATION OF LATE FILING

(Check One):
|_| Form 10-K   |_| Form 11-K   |_| Form 20-F   |X| Form 10-Q   |_| Form N-SAR

                         For Period Ended:  September 29, 2001


                      |_| Transition Report on Form 10-K
                      |_| Transition Report on Form 20-F
                      |_| Transition Report on Form 11-K
                      |_| Transition Report on Form 10-Q
                      |_| Transition Report on Form N-SAR

                   For Transition Period Ended:  ____________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

                          General Bearing Corporation
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                            Full Name of Registrant

                                      N/A
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                           Former Name if Applicable

                                 44 High Street
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           Address of Principal Executive Office (Street and Number)

                             West Nyack, NY, 10994
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                                City, State, Zip

                                    PART II
                            RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)


    | (a) The reasons described in reasonable detail in Part III of this form
    |     could not be eliminated without unreasonable effort or expense;
    |
    | (b) The subject annual report, semi-annual report, transition report on
    |     Form 10-K, 20-F, 11-K, or N-SAR, or portion thereof, will be filed on
|X| |     or before the 15th calendar day following the prescribed due date; or
    |     the subject quarterly report or transition report on Form 10-Q, or
    |     portion thereof will be filed on or before the fifth calendar day
    |     following the prescribed due date; and
    |
    | (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
    |     has been attached if applicable

                                    PART III
                                   NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the presribed time period.

Registrant was unable to receive and compile all necessary data to the filing of the report prior to the due date thereof.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of the person to contact in regard to this notification

     John Stein, Esq.                845-358-6000
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     (Name)                          (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No



(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant anticipates reporting a net profit of approximately $700,000 for the nine months ended September 29, 2001, as compared to a net profit of $3,029,000 for the corresponding prior year period. The decrease in net profit is primarily a result of decreased sales due to economic conditions in the U.S. and a one-time charge as described in the Registrant's Form 10-Q for the six month period ended June 30, 2001.


                          General Bearing Corporation
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                  (Name of Registrant as Specified in Charter)

            Has caused this notification to be signed on its behalf
                  by the undersigned hereunto duly authorized.


Date: November 12, 2001            By: /s/ David L. Gussack
                                      ------------------------------------------
                                      Name:  David L. Gussack
                                      Title: President


Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).